Mail Stop 4561

February 5, 2008

Robert L. Levy
625 Madison Avenue
New York, NY 10022

     Re: **Centerline Holding Company**
             Form 10-K for Fiscal Year Ended December 31, 2006
             Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007, and
             September 30, 2007
             File No. 001-13237

Dear Mr. Levy:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

     You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3498 if you have questions.

                         Sincerely,

                         Linda VanDoorn
                         Senior Assistant Chief Accountant